=================================================================

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          -------------

                          SCHEDULE 14D-1
                      TENDER OFFER STATEMENT
                  (PURSUANT TO SECTION 14(d)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934)
                        (Amendment No. 2)
                               AND
                           SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 2)

                         DEP Corporation
                    (Name Of Subject Company)

                   Henkel Acquisition Corp. II
                           Henkel KGaA
                            (Bidders)

                          -------------

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  (Title of Class of Securities)

                           233202-40-7
              (CUSIP Number of Class of Securities)

                          -------------

                     Ms. Petra U. Hammerlein
                           Henkel KGaA
                       Henkelstra(beta)e 67
                        D-40191 Dusseldorf
                             Germany
                         49-211-797-3362
          (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and
               Communications on Behalf of Bidder)

                          -------------

                             COPY TO:
                      William A. Groll, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000



=================================================================

      Henkel Acquisition Corp. II ("Purchaser") and Henkel KGaA ("Parent") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 originally filed on July 20, 1998, as previously amended (the "Statement"), with respect to the offer by Henkel Acquisition Corp. II to purchase all outstanding shares of Common Stock, par value $0.01 per share, of DEP Corporation, a Delaware corporation, for a purchase price of $5.25 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 2. This amendment also amends and supplements the Schedule 13D of Parent and Purchaser with respect to the Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10.   ADDITIONAL INFORMATION.

      Item 10(f) of the Statement is hereby amended and supplemented by adding thereto the following:

      Purchaser hereby confirms, and the second sentence of the section of the Offer to Purchase entitled "Acceptance for Payment and Payment for Shares" is amended to read, as follows: "Any determination concerning the satisfaction of such terms and conditions will be made by Purchaser in its good faith judgment and such determination will be final and binding on all tendering stockholders."

      Purchaser further confirms, and the sections of the Offer to Purchase entitled "Acceptance for Payment and Payment for Shares" and "Certain Conditions of the Offer" are hereby amended to include a final paragraph, as follows: "Notwithstanding anything to the contrary herein, Purchaser cannot and will not assert any of the conditions set forth under "Certain Conditions of the Offer" (other than certain regulatory conditions as, and to the extent, permitted by applicable rules and regulations of the Commission) at any time after the Expiration Date."


                       Page 2 of 3 Pages

                            SIGNATURE


      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  August 6, 1998

                             HENKEL ACQUISITION CORP. II


                             by  /s/ Ernest G. Szoke
                               ------------------------------
                                Name: Ernest G. Szoke
                                Title: President and Secretary



                             HENKEL KGaA


                             by  /s/ Christoph Kirchner
                               ------------------------------
                                Name: Christoph Kirchner
                                Title: VP Affiliated Companies
                                       Cosmetics


                             by  /s/ Petra U. Hammerlein
                               ------------------------------
                                Name: Petra U. Hammerlein
                                Title: Senior Counsel



                       Page 3 of 3 Pages